SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11 - K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005; OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________ TO ________.

Commission file number: 000-13086

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

FNB SOUTHEAST 401(K) RETIREMENT PLAN

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FNB FINANCIAL SERVICES CORPORATION
1501 Highwoods Blvd., Suite 400
Greensboro, North Carolina 27410

FNB Southeast 401(K) Retirement Plan Financial Statements and Supplemental Schedule December 31, 2005 and 2004 and for the Years Ended December 31, 2005 and 2004

FNB SOUTHEAST 401(K) RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
FNB Southeast 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of FNB Southeast 401(k) Retirement Plan (the "Plan") as of December 31, 2005 and 2004, and the changes in net assets available for benefits for each of the years of the two-year period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FNB Southeast 401(k) Retirement Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for each of the years of the two-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes PLLC

Southern Pines, North Carolina
June 20, 2006

FNB SOUTHEAST 401(K) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004

ASSETS

Cash and cash equivalents	$41,790	$28,177
Investments:
Mutual funds	2,990,893	-
Pooled separate accounts	-	2,544,823
FNB Financial Services Corporation Common Stock Fund	1,380,798	1,542,530
Participant loans	214,685	112,668

Total investments	4,628,166	4,228,198

Receivables:
Employer’s contributions	8,574	-
Participants’ contributions	26,069	-
Accrued interest and dividends	10,103	-

Total receivables	44,746	-

Total assets	4,672,912	4,228,198

NET ASSETS AVAILABLE FOR BENEFITS	$4,672,912	$4,228,198

See notes to financial statements.	Page 2

FNB SOUTHEAST 401(K) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2005 and 2004

	2005	2004

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$68,278	$336,240
Interest and dividends	47,961	61,227

Total investment income	116,239	397,467

Contributions:
Employers	222,714	155,134
Participants	651,415	400,001
Rollovers	23,008	44,863

Total contributions	897,137	599,998

Total additions	1,013,376	997,465

Deductions from net assets attributed to:
Benefits paid to participants	547,685	737,198
Administrative expenses	20,977	33,010

Total deductions	568,662	770,208

Net increase	444,714	227,257

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,228,198	4,000,941

End of year	$4,672,912	$4,228,198

See notes to financial statements.	Page 3

FNB SOUTHEAST 401 (K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE A - DESCRIPTION OF PLAN

The following description of the FNB Southeast 401(k) Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan covering all full-time employees of FNB Financial Services Corporation (the "Company"). All employees are eligible to participate on the first day of the calendar month following their first day of employment. The original Plan was established on January 1, 1987. It was amended and restated as of January 1, 2005 and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may elect to defer up to 25 percent of pretax annual compensation, as defined in the Plan not to exceed the limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans as rollovers. The Company makes matching contributions of 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Discretionary contributions may be made at the option of the Company's Board of Directors. Employer contributions are allocated to the FNB Financial Services Corporation Common Stock Fund. The Company's Board of Directors has not elected to make a discretionary contribution in any of the plan years since existence.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and discretionary contribution, if any, and profit sharing forfeitures and (b) Plan earnings. Each account is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests 20 percent per year until 100 percent vested after 5 years of credited service for matching contributions. Participants become 100% vested in profit sharing contributions after five years credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct their contributions in any of the investment options. The employer matching contribution is invested in the FNB Financial Services Corporation Common Stock Fund. The participants may not direct or redirect investments of employer matching contributions.

FNB SOUTHEAST 401 (K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE A - DESCRIPTION OF PLAN (Continued)

Allianz OCC Value A
The investment seeks long-term growth of capital and income. The fund normally invests 65% of assets in common stocks of companies with market capitalizations of more than $5 billion. It invests in stocks of companies having below-average valuations whose business fundamentals are expected to improve. The fund may invest up to 25% of assets in foreign securities and without limit in ADRs. The advisor may use derivatives.

American Funds American Balanced R4
The investment seeks capital preservation, current income, and long-term growth of capital and income. The fund normally invests in a broad range of equities, debt, and cash instruments. It typically maintains at least 50% of assets in equities and at least 25% in bonds. Fixed-income securities must be rated investment-grade at the time of purchase. The fund may invest up to 10% of assets in foreign securities. Management primarily seeks securities that it believes are undervalued and provide long-term opportunities.

American Funds Capital World G/I R4
The investment seeks long-term capital growth and current income. The fund invests in foreign and domestic equities, debt obligations, and money market instruments. Management allocates assets according to long-term economic and market trends. It invests primarily in common stocks, government and corporate bonds and cash and equivalents. The debt portion concentrates on intermediate- and long-term fixed-income securities; foreign debt consists mostly of governmental obligations. The fund may invest up to 10% of assets in bonds rated below A.

BlackRock Government Inc Inv A
The investment seeks maximization of total returns, consistent with preservation of capital. The fund normally invests at least 80% of assets in bonds issued or guaranteed by the U.S. government. The management team selects bonds from several sectors including: U.S. Treasuries and agency securities, commercial and residential mortgage-backed securities, CMOs, asset-backed securities and corporate bonds. Management measures its performance against the Lehman Brothers Mortgage/10-Year Treasury index and will normally attempt to structure the fund's portfolio to have comparable duration to the index.

Calamos Growth A
The investment seeks long-term capital growth. The fund invests primarily in equity securities, although it may invest in other securities that, according to the manager, present opportunities for capital appreciation. The investment-selection process emphasizes earnings-growth potential coupled with financial strength and stability. The fund may invest no more than 5% of assets in the securities of unseasoned issuers. It may also invest up to 25% of assets in foreign securities and may engage in various futures and options strategies.

Calvert Income A
The investment seeks to maximize income, to the extent consistent with prudent investment management and preservation of capital. The fund typically invests at least 65% of assets in investment-grade debt securities. Management uses an active strategy, seeking relative value to earn incremental income. It is nondiversified.

FNB SOUTHEAST 401 (K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE A - DESCRIPTION OF PLAN (Continued)

Davis NY Venture A
The investment seeks growth of capital. The fund invests primarily in equities issued by companies with market capitalizations of at least $10 billion, though it may also hold securities of smaller companies. It has the flexibility to invest a limited portion of assets in companies of any size, to invest in companies whose shares may be subject to controversy, to invest in foreign securities, and to invest in non-equity securities.

First American Small Cap Select A
The investment seeks capital appreciation. Under normal market conditions, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks of small-capitalization companies, defined as companies that have market capitalizations at the time of purchase within the range of market capitalizations of companies constituting the Russell 2000 index. Up to 25% of the funds total assets may be invested in securities of foreign issuers.

American Funds Growth Fund of America R4
The investment seeks capital growth. The fund invests primarily in common stocks. Management selects securities that it believes are reasonably priced and represent solid long-term investment opportunities. The fund may invest up to 15% of assets in securities of issuers domiciled outside of the U.S. and Canada, and not included in the S&P 500 index. It may also invest up to 10% of assets in debt securities rated below investment-grade.

Wells Fargo Stable Return Fund
The portfolio is composed primarily of high-quality investments including guaranteed investment contracts, security backed contracts, and cash equivalents.

FNB Financial Services Corporation Common Stock Fund

Funds are invested in FNB Financial Services Corporation common stock purchased at current market prices and include a cash component.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1%. Interest rates range from 5.00% to 8.25% as of December 31, 2005. Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a reasonable period not to exceed the participant's life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, a deferred annuity to commence on the date the participant could have retired or leave the money in the account until reaching age 70 1/2. If the value of the participant’s account is $1,000 or less, a lump sum distribution will be made.

FNB SOUTHEAST 401 (K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE A - DESCRIPTION OF PLAN (Continued)

Forfeited Accounts

Forfeited nonvested employer matching accounts will be used to reduce future employer matching contributions. Forfeited nonvested accounts totaled $8,467 and $3,913 at December 31, 2005 and 2004, respectively.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for its fully benefit-responsive investment contract, which is valued at contract value (Note D). Shares of pooled separate accounts are valued at the net asset value of shares held by the Plan. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Cash and Cash Equivalents

The Plan considers highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FNB SOUTHEAST 401 (K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE C - INVESTMENTS

The following presents investments that represented 5% or more of the Plan's net assets available for benefits at December 31, 2005 and 2004.

As of December 31, 2005:
Non-participant directed:
FNB stock	$1,114,004

Participant directed:
FNB Financial Services Corporation Common
Stock Fund	266,794
Allianz OCC Value A	278,760
American Funds American Balanced R4	267,698
Davis NY Venture A	679,956
First American Small Cap Select A	266,932
American Funds Growth Fund of America R4	351,888
Wells Fargo Stable Return Fund	571,856

As of December 31, 2004:
Non-participant directed:
FNB stock	$1,151,314

Participant directed:
FNB Financial Services Corporation Common
Stock Fund	391,216
Mass Mutual Indexed Equity Fund	387,319
Fidelity Equity Income II Fund	359,822
Mass Mutual Guaranateed Interest Fund	803,590

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $68,278 and $336,240, respectively, as follows:

	2005	2004

Mutual funds	$230,143	$-
Pooled separate accounts	-	166,208
FNB Financial Services Corporation Common
Stock Fund	(161,865)	170,032

	$68,278	$336,240

FNB SOUTHEAST 401 (K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANY

Prior to December 31, 2004, the Plan had an investment contract with Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual maintained the Plan’s deposits in an unallocated fund. The account was credited with earnings on the underlying investments and charged for participants’ withdrawals and administrative expenses. The contract was included in the financial statements for 2004 at contract value as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.00% on contributions received between January 1, 2004 and December 31, 2004. The crediting interest rate is the effective rate determined and declared by MassMutual from time-to-time, but may not be less than 3%.

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets at December 31, 2005 and 2004 and the significant components of the changes in net assets relating to the nonparticipant-directed investments during the years ended December 31, 2005 and 2004 is as follows:

	December 31
	2005	2004
Net assets:
FNB Financial Services Corporation
Common Stock Fund	$1,114,004	$1,151,314

Changes in net assets:

Contributions	$222,714	$155,134
Earnings on investments	(88,269)	74,545
Benefits paid to participants	(106,642)	(127,501)
Administrative expense	1,040	(9,438)
Forfeitures	8,467	(3,913)

NOTE F - PARTY-IN-INTEREST TRANSACTIONS

Plan investments are in mutual funds and in stock of FNB Financial Services Corporation.

As of December 31, 2005 and 2004, the Plan’s investments included $1,380,798 and $1,542,530, respectively, in the FNB Financial Services Corporation Common Stock Fund. These investments represent 29.6% and 36.5% of total Plan investments at December 31, 2005 and 2004, respectively. For the year ended December 31, 2005, the Plan purchased 8,948 shares of the FNB Financial Services Corporation Common Stock Fund at a cost of $176,866. In addition, the Plan sold 5,150 shares of the FNB Financial Services Corporation Common Stock Fund for proceeds of $83,118.

FNB SOUTHEAST 401 (K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE H - TAX STATUS

The Company adopted a Volume Submitter Profit Sharing 401(k) Plan with Stanley Benefit Services, who has received from the Internal Revenue Service a favorable opinion letter dated September 4, 2001 as to the acceptability of the form of the Plan. The Plan administrator and the Plan’s custodian believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been recorded.

NOTE I - RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE J - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as reported on the Form 5500 to the financial statements as of December 31, 2005 and 2004:

	2005	2004

Net assets available for benefits as reported in Form 5500	$4,613,322	$4,228,198
Difference in contributions receivable	34,643	-
Difference in benefits payable	24,947	-

Net assets available for benefits as reported in
the financial statements	$4,672,912	$4,228,198

The following is a reconciliation of net increase as reported on the Form 5500 to the financial statements as of December 31, 2005:

Net increase as reported in Form 5500	$385,124
Difference in contributions	34,643
2005 Difference in benefits paid to participants	24,947

Net increase as reported in the financial statements	$444,714

SUPPLEMENTAL SCHEDULE

FNB SOUTHEAST 401(k) RETIREMENT PLAN
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 56-1382275, PLAN NUMBER 003
December 31, 2005

	(b) Identity of issuer, borrower,			(e) Current
(a)	lessor or similar party	(c) Description of investment, etc.	(d) Cost***	value

	Money Market

*	FiServe Money Market		$-	$41,790

	Mutual Funds

	Allianz OCC Value A	Long-term growth; 17,732.837 shares	-	278,760
	American Funds American Bal R4	Capital preservation fund; 15,039.221 sh.	-	267,698
	American Funds Capital World G/I R4	Long-term capital growth; 4,186.337 shares	-	152,927
	BlackRock Government Inc Inv A	Maximization of total returns; 5,385.640 sh.	-	58,434
	Calamos Growth A	Long-term capital growth; 3,054.864 shares	-	168,201
	Calvert Income A	Maximization of total returns; 11,589.579 sh.	-	194,241
	Davis NY Venture A	Long-term capital growth; 20,176.728 shares	-	679,956
	First American Small Cap Select A	Long-term capital growth; 20,438.859 shares	-	266,932
	American Funds Growth Fund of
	America R4	Long-term capital growth; 11,469.622 shares	-	351,888
	Wells Fargo Stable Return Fund	15,360.091 shares	-	571,856
*	Plan participants	Participant loans (interest rates
		from 5.00-8.25%)	-	214,685
*	FNB Financial Services Corporation
	stock	Employer Stock; 84,195 shares	1,475,312**	1,380,798

			$1,475,312	$4,628,166

*        Denotes party-in-interest.
**     Represents total cost of employer stock, which is comprised of participant-directed and non-participant directed investments.
***  Cost omitted for participant-directed investments.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FNB SOUTHEAST 401(K) RETIREMENT PLAN

Date: June 28, 2006	By:	/s/ K. Dwight Willoughby